Filed by Jaguar Global Growth Corporation I
Pursuant to Rule 425 of the Securities Act of 1933,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Jaguar Global Growth Corporation I
(Commission File No.: 001-41284)

Jaguar Global Growth Corporation I and GLAAM Announce Effectiveness of

Registration Statement in Connection with Proposed Business Combination

JGGC Sets Extraordinary General Meeting Date

Miami, Florida and Seoul, South Korea – September 14, 2023 – Jaguar Global Growth Corporation I (Nasdaq: JGGC, JGGCR, and JGGCW) (“Jaguar Global”) and GLAAM, Co., Ltd. (“GLAAM”), a leading designer and manufacturer of architectural media glass, today announced that the registration statement on Form F-4, relating to its previously announced proposed business combination (the “Business Combination”), has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”).

Jaguar Global has also scheduled its Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting”) to vote on, among other things, the Business Combination. The Extraordinary General Meeting will be held virtually at https://www.cstproxy.com/fastacqii/sm2023 at 12:00 p.m. Eastern Time on September 27, 2023. Mailing of the definitive proxy statement to Jaguar Global’s shareholders of record as of the close of business on September 1, 2023 commenced today, September 14, 2023. Before making any voting or investment decision, investors and security holders of Jaguar Global are urged to carefully read the entire proxy statement and other documents filed in connection with the Business Combination with the SEC, because they contain important information about the proposed transaction and the related shareholder proposals.

As a result of the Business Combination, GLAAM and Jaguar Global shareholders will exchange their shares for shares in a new combined company that is named “Captivision Inc.” (“Captivision”). Captivision’s ordinary shares and warrants are expected to be listed on the Nasdaq Stock Market under the proposed ticker symbols “CAPT” and “CAPTW,” respectively.

About Jaguar Global Growth Corporation I

Jaguar Global Growth Corporation I is a partnership between Jaguar Growth Partners, a global investor in growth companies, and Hennessy Capital Group, an alternative asset manager for innovative technology companies. For more information, please visit www.jaguarglobalgrowth.com.

About GLAAM

GLAAM is the inventor and manufacturer of G-Glass, the world’s first architectural media glass that combines IT building material and architectural glass into one standalone product. G-Glass has a variety of applications, including digital out of home media and marketing.

To learn more about GLAAM, visit: www.glaam.co.kr/en.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, Jaguar Global’s, GLAAM’s and Captivision’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination and the timing of the completion of the proposed business combination. For example, projections of future enterprise value, revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Jaguar Global and its management, Captivision and GLAAM and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; (2) the outcome of any legal proceedings or regulatory matters or investigations that may be instituted against Jaguar Global, GLAAM, Captivision or others; (3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Jaguar Global or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of Jaguar Global or GLAAM as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of Captivision to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that Jaguar Global, GLAAM or Captivision may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on GLAAM’s business and/or the ability of the parties to complete the proposed business combination; (12) GLAAM’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Jaguar Global’s final prospectus relating to its initial public offering and in Jaguar Global’s and Captivision’s subsequent filings with the SEC, including the registration statement on Form F-4, which includes the proxy statement/prospectus, relating to the business combination.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. None of Jaguar Global, GLAAM or Captivision undertake any duty to update these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed business combination, Captivision has filed a registration statement on Form F-4 (File No. 333-271649) (the “Registration Statement”) with the SEC, which includes a document that serves as a joint prospectus with respect to Captivision securities and proxy statement of Jaguar Global, referred to as a proxy statement/prospectus. Jaguar Global’s shareholders and other interested persons are advised to read the Registration Statement, including the Registration Statement, the proxy statement/prospectus and any other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about GLAAM, Jaguar Global and the proposed business combination. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. The definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Jaguar Global as of a record date established for voting on the proposed business combination. Shareholders are also able to obtain copies of the Registration Statement, the proxy statement/prospectus, any amendments thereto, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s web site at www.sec.gov, or upon written request to Jaguar Global at Jaguar Global Growth Corporation I, 601 Brickell Key Drive, Suite 700, Miami, FL 33131.

Participants in Solicitation

Jaguar Global and its directors and executive officers may be deemed participants in the solicitation of proxies from Jaguar Global’s shareholders with respect to the proposed business combination. A list of the names of Jaguar Global’s directors and executive officers and a description of their interests in Jaguar Global is contained in the Registration Statement, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of Jaguar Global’s securities have changed since the filing of the Registration Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Captivision, GLAAM and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Jaguar Global in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is contained in the Registration Statement, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Contacts:

Jaguar Global Growth Corporation I Media Contact

Dukas Linden Public Relations for Jaguar Global Growth Corporation I

+1 212.704.7385

jaguar@dlpr.com

Jaguar Global Growth Corporation I Investor Relations Contact

Cody Slach and Jackie Keshner

Gateway Group, Inc.

+1 949.574.3860

JGGC@gateway-grp.com

GLAAM Investor Relations Contact

Nakyung Kim

THE IR

+82.2.785.1109

snk@irup.co.kr